Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1           Raj Punwaney, M.D., M.B.A. (Investors)
tel: (905) 569-2265  fax: (905) 569-9231                         Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen to Conduct Quarterly Conference Call

Toronto, Ontario (July 23, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) will conduct its quarterly conference call on Wednesday, July 25, 2001 at 4:10 p.m. Eastern Time to provide a regular quarterly update on corporate developments. The conference will also be available via audio webcast. Participants are invited to attend by connecting 10 minutes prior to the call to one of the following:

     ------------------------------- --------------------------------
            Audio Webcast*                     www.vasogen.com
     ------------------------------- --------------------------------
             Direct Dial                        416-640-4127
     ------------------------------- --------------------------------
              Toll-free                         888-881-4892
     ------------------------------- --------------------------------

A re-broadcast of the conference may be accessed by calling:

     ------------------------------- --------------------------------
            Audio Webcast*                      www.vasogen.com
     ------------------------------- --------------------------------
             Direct Dial                         416-640-1917
                                               Passcode: 124723#
     ------------------------------- --------------------------------
                                                 *RealPlayer required


        Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related
          inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, and in the upcoming conference call, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.